August 9, 2024

Russell Ford
Chief Executive Officer
Dynasty Parent Co., Inc.
6710 North Scottsdale Road, Suite 250
Scottsdale, AZ 85253

       Re: Dynasty Parent Co., Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted July 26, 2024
           CIK No. 0002025410
Dear Russell Ford:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed July 26, 2024 Cover Page

1. Please disclose on the cover page that this offering is a firm commitment underwritten offering.
Partnership Agreement and Stockholders Agreement, page 133

2. We note your disclosure regarding the Partnership Agreement and Stockholders
       Agreement and that such agreements include or will include provisions relating to, among other things, the election of directors, participation rights in equity and debt offerings, registration rights, information rights, indemnification rights, expense reimbursement and
 August 9, 2024
Page 2

       corporate governance provisions. Please revise to disclose the material features of these provisions, and add risk factors that address the risks associated with these provisions.
       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing